 Exhibit 99.1

United Maritime Reports First Quarter 2024 Financial Results and
Declares Quarterly Cash Dividend of $0.075 Per Share

Highlights
(in million USD except LPS)	Q1 2024	Q1 2023
Net Revenues	$10.6	$2.8
Net Loss	$(1.3)	$(4.9)
Adjusted Net Loss[1]	$(1.1)	$(3.7)
EBITDA[1]	$3.5	$(2.7)
Adjusted EBITDA[1]	$3.7	$(1.5)

Loss per share Basic & Diluted	$(0.15)	$(0.64)
Adjusted Loss per share Basic[1] & Diluted[1]	$(0.13)	$(0.48)

Other Highlights and Developments:

■	Quarterly cash dividend of $0.075 per share declared for Q1 2024
■	Total cash dividends of $11.4 million, or $1.45 per share, declared since November 2022, representing approximately 46% of United’s market capitalization[2]
■	Agreement to acquire a 2016-built Japanese Kamsarmax[3]
■	Agreement to sell a 2010-built Chinese Kamsarmax at a profit
■	A new $18.0 million sale and leaseback arrangement – aggregate financings of $31.8 million year-to-date

May 24, 2024 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the first quarter ended March 31, 2024 and declared a quarterly dividend of $0.075 per share for the first quarter of 2024.

For the quarter ended March 31, 2024, the Company generated Net Revenues of $10.6 million compared to $2.8 million in the first quarter of 2023. Net Loss and Adjusted Net Loss for the quarter were $1.3 million and $1.1 million, respectively, compared to Net Loss and Adjusted Net Loss of $4.9 million and $3.7 million in the first quarter of 2023. Adjusted EBITDA1 for the quarter was $3.7 million, compared to a negative Adjusted EBITDA of $1.5 million for the same period of 2023. The Time Charter Equivalent (“TCE”) rate4 of the fleet for the first quarter of 2024 was $15,165 per day, compared to $10,294 in the same period of 2023.

Cash and cash-equivalents and restricted cash as of March 31, 2024, stood at $9.8 million. Shareholders’ equity at the end of the first quarter was $64.0 million, while long-term debt, finance lease liabilities and other financial liabilities net of deferred charges stood at $93.5 million as of March 31, 2024. The book value of our fleet as of March 31, 2024, stood at $150.2 million, including the two chartered-in Panamax vessels.

1  Adjusted loss per share, Adjusted Net loss, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted loss per share, Adjusted Net loss, EBITDA and Adjusted EBITDA to Net loss, the most directly comparable U.S. GAAP measure.
2  Based on the closing price on May 22, 2024.
3  Through an 18-month bareboat charter with purchase option.
4  TCE Rate is a non-GAAP measure. Please see the reconciliation below of TCE Rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“In the first quarter of the year, we witnessed a strong start for the dry bulk market, reflecting positively on the Capesize segment of our fleet, while our smaller vessels recorded a moderate performance. The strong market conditions are paving the way for high returns on capital for our shareholders, mainly through the appreciation of our Capesize and Panamax acquisitions concluded in 2023. Our results for the quarter were affected by our hedging activities, as we had converted about half of our operating days ahead of the counter-seasonal increase in the market as a means of ensuring downside protection. Our performance in the first quarter of 2024 was also affected by lower utilization rates due to increased scheduled dry-docking activity.

“Consistent with our practice of returning capital to our shareholders, we declared our sixth consecutive quarterly dividend of $0.075, representing an annualized yield of about 11% based on our current share price.  We remain optimistic that the positive market conditions will allow us to consistently reward our shareholders in the next quarters. We are pleased to see that United is building a consistent track record of returning capital to our shareholders, highlighted by the total declared dividends of approximately $1.45 per share over the past 18 months, while we note that distributions commenced just six months after the Company’s initial listing.

“In terms of major transactions relating to our fleet development, we have recently agreed to sell the 2010-built M/V Oasea, at a profit over its acquisition price. We have already agreed to replace the M/V Oasea, with the previously announced acquisition of a 2016-built Japanese vessel, the M/V Nisea. Besides the financial profit from the sale of the M/V Oasea, these transactions will significantly benefit United commercially based on the improved fuel efficiency and considerably better environmental rating of our newest acquisition. Following these deliveries, our fleet will consist of 8 dry bulk vessels with a total carrying capacity of approximately 1 million dwt. We are optimistic that our focus on larger vessels and favorable capital structure should allow us to benefit considerably from the positive market environment.

“Turning to our commercial highlights, we have fixed approximately 95% of our second quarter days at an average rate of $17,300, while we expect the daily TCE for the full quarter to be at similar levels, based on current FFA values. I am pleased with the visibility of our earnings for the coming quarter, which points to improving financial performance, while we have so far opted to maintain high spot market exposure for the second half of the year. Concerning our forward utilization, we had some additional drydock off-hire days in the second quarter of the year, although this has now been completed and we do not expect further similar off-hires for 2024.

“With regards to the market outlook, the recent dry bulk strength has been driven by higher seaborne trade across most commodities in the face of limited vessel deliveries, while disruptions involving the Panama and Suez canals have contributed to significant restrictions in vessel availability in the sub-Cape segments. Looking ahead, our outlook remains constructive based on limited new deliveries and continuing strong dry bulk commodity demand as highlighted by strong steel production growth outside China and Atlantic basin agricultural exports. Our mixed fleet of Panamax and Capesize vessels is well placed to take advantage of these developments and I hope that we will be in position to handsomely reward our shareholders.”

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Aug-24	Nov-24
Tradership	Dry Bulk / Capesize	176,925	2006	Namura	T/C Index Linked(2)	Jan-25	Jun-25
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	Time Charter Trip	N/A	N/A
Oasea(3)	Dry Bulk / Kamsarmax	82,217	2010	Tsuneishi	Time Charter Trip	N/A	N/A
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Apr-24	Jul-24
Chrisea(4)	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	May-25	Sep-25
Synthesea(5)	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Oct-24	Dec-24
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(2)	Jul-24	Nov-24
Total/Average age		922,054	14.9 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a period of minimum two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Second Quarter 2024 TCE Rate Guidance.”

(3)	The vessel is expected to be delivered to her new owners in June 2024.

(4)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

(5)
The vessel is technically and commercially operated by the Company on the basis of a 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

Vessel to be delivered

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard
tbr Nisea	Dry Bulk / Kamsarmax	82,235	2016	Oshima

Fleet Data:

(Amounts in U.S. Dollars)

	Q1 2024	Q1 2023
Ownership days (1)	728	305
Operating days (2)	659	245
Fleet utilization (3)	90.5%	80.3%
TCE rate (4)	$15,165	$10,294
Daily Vessel Operating Expenses (5)	$7,085	$7,764

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q1 2024	Q1 2023
Vessel revenue, net	10,598	2,821
Less: Voyage expenses	604	299
Time charter equivalent revenues	9,994	2,522
Operating days	659	245
TCE rate	$15,165	$10,294

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q1 2024	Q1 2023
Vessel operating expenses	5,158	3,111
Less: Pre-delivery expenses	-	743
Vessel operating expenses before pre-delivery expenses	5,158	2,368
Ownership days	728	305
Daily Vessel Operating Expenses	$7,085	$7,764

Net loss to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q1 2024	Q1 2023
Net loss	(1,340)	(4,887)
Interest and finance costs, net	2,031	970
Depreciation and amortization	2,810	1,226
EBITDA	3,501	(2,691)
Stock based compensation	190	1,218
Loss on extinguishment of debt	22	-
Adjusted EBITDA	3,713	(1,473)

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation and loss on extinguishment of debt, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Net loss and Adjusted net loss Reconciliation and calculation of Adjusted loss Per Share

(In thousands of U.S. Dollars)

	Q1 2024	Q1 2023
Net loss	(1,340)	(4,887)
Stock based compensation	190	1,218
Loss on extinguishment of debt	22	-
Adjusted net loss	(1,128)	(3,669)
Adjusted net loss – common stockholders, basic and diluted	(1,128)	(3,729)
Adjusted loss per common share, basic and diluted	(0.13)	(0.48)
Weighted average number of common shares outstanding, basic and diluted	8,688,498	7,766,681

To derive Adjusted Net loss and Adjusted Net loss Per Share, both non-GAAP measures, from Net loss, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net loss and Adjusted Net loss Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, loss on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net loss and Adjusted Net loss per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Second Quarter 2024 TCE Rate Guidance:

As of the date hereof, approximately 95% of the Company’s fleet expected operating days in the second quarter of 2024 have already been fixed at an estimated TCE rate of approximately $17,300. Assuming that for the remaining operating days of our only unhedged index-linked T/C the average of the Baltic Panamax Index (“BPI”) will be equal to the Forward Freight Agreement (“FFA”) rate of $17,218 per day (based on the FFA curve of May 22, 2024), our estimated TCE rate for the second quarter of 2024 will be approximately $17,2565. Our TCE rate guidance for the second quarter of 2024 includes conversions of index-linked charter to fixed.

5  This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE rate estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For the only vessel on unhedged index-linked T/C, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance the BPI daily rate assumed for the remaining operating days of the quarter for the index-linked T/C is equal to the average FFA rate of $17,218, based on the curve as of May 22, 2024. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

The following table provides the breakdown of index-linked charters and fixed-rate charters in the second quarter of 2024:

	Operating Days	TCE Rate
TCE - fixed rate (index-linked conversions)	455	$17,639
TCE - fixed rate	117	$15,742
TCE – index-linked	124	$17,272
Total / Average	696	$17,256

First Quarter and Recent Developments:

Dividend Distribution for Q4 2023 and Declaration of Dividend for Q1 2024

On April 10, 2024, the Company paid the previously announced quarterly cash dividend of $0.075 per share, for the fourth quarter of 2023, to all shareholders of record as of March 22, 2024.

On May 23, 2024, the Company declared a cash dividend of $0.075 per share for the first quarter of 2024 payable on or about July 10, 2024 to all shareholders of record as of June 25, 2024.

Financing Updates

Sale and Leaseback of M/V Exelixsea

In March 2024, the Company entered into a $13.8 million sale and leaseback agreement with an unaffiliated third party in Japan, in order to refinance a previous facility of $13.0 million secured by the M/V Exelixsea. The financing bears an interest rate of 2.65% plus 3-month Term SOFR. The charterhire principal amortizes over a six-year term, through seventy-two consecutive monthly installments of $0.2 million. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to United at no additional cost.

Sale and Leaseback of M/V Synthesea

In May 2024, the Company obtained credit committee approval from an unaffiliated third party in Japan, for a $18.0 million sale and leaseback agreement, to finance the exercise of the $17.1 million purchase option of M/V Synthesea under its current bareboat charter. The financing bears an interest rate of 2.70% plus 3-month Term SOFR. The charterhire principal amortizes over a seven-year term, through eighty-four consecutive monthly installments of approximately $0.1 million. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the bareboat period, United will have the option to purchase the vessel for about $6.7 million, which the Company expects to exercise.

Vessel Transactions and Commercial Updates

M/V Nisea – Bareboat charter agreement

In February 2024, the Company agreed to enter into a bareboat charter agreement for an 82,235 dwt Kamsarmax dry bulk carrier built in 2016 in Japan, which will be renamed Nisea and is expected to be delivered to United within the second half of 2024. The vessel will be chartered in under an 18-month bareboat charter agreement, with a down payment of $7.5 million, a daily charter rate of $8,000 over the period of the bareboat charter and a purchase option of $16.6 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, will be approximately $28.5 million.

Exercise of purchase option and Sale of M/V Oasea

In May 2024, the Company expressed its intention to exercise the purchase option under the $12.25 million sale and leaseback for the 2010-built M/V Oasea.

In May 2024, the Company also entered into an agreement with an unaffiliated third party for the sale of the M/V Oasea. The vessel is scheduled to be delivered to its new owner in June 2024, following her acquisition by the Company under the sale and leaseback agreement mentioned above. The vessel’s gross sale price is $20.2 million and the accounting profit is estimated at $1.5 million that will be recognized in Q2 2024. Both transactions are subject to customary closing procedures.

M/V Chrisea - New time-charter agreement

In February 2024, the Company entered into a new T/C agreement at an improved index linked rate with the existing charterer of the M/V Chrisea for a duration of about 12 to about 15 months. The charter will be in direct continuation from the current T/C agreement and is expected to commence in June 2024. All other terms of the T/C remain materially the same.

M/V Tradership – Time-charter extension

In February 2024, the charterer of the M/V Tradership agreed to extend the period of the time charter agreement for a duration of minimum January 2025 up to maximum June 2025. All other main terms of the time charter remain the same.

M/V Oasea – Time-charter trip

In April 2024, following the expiration of her time charter agreement, the M/V Oasea commenced a time charter trip at a gross daily hire of $14,000 for a period of about 30-40 days.

M/V Gloriuship – Time-charter trip

In May 2024, following the expiration of her time charter agreement, the M/V Gloriuship commenced a time charter trip at a gross daily hire of $23,500 for a period of about 70-75 days.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2024	December 31, 2023*
ASSETS
Cash and cash equivalents and restricted cash	9,756	14,501
Vessels, net and, Right-of-use assets	150,213	152,525
Other assets	17,011	7,779
TOTAL ASSETS	176,980	174,805

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	93,535	95,954
Other liabilities	19,462	12,982
Stockholders’ equity	63,983	65,869
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	176,980	174,805

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data, unless otherwise stated)

	Three months ended March 31, 2024	Three months ended March 31, 2023
Vessel Revenue, net	10,598	2,821
Expenses:
Voyage expenses	(604)	(299)
Vessel operating expenses	(5,158)	(3,111)
Management fees	(592)	(232)
General and administrative expenses	(778)	(1,819)
Depreciation and amortization	(2,810)	(1,226)
Operating income / (loss)	656	(3,866)
Other income / (expenses):
Interest and finance costs	(2,123)	(1,179)
Interest and other income	92	209
Loss on extinguishment of debt	(22)	-
Other, net	57	(51)
Total other expenses, net:	(1,996)	(1,021)
Net loss	(1,340)	(4,887)
Net loss attributable to common stockholders	(1,340)	(4,947)

Net loss per common share, basic and diluted	(0.15)	(0.64)
Weighted average number of common shares outstanding, basic and diluted	8,688,498	7,766,681

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Three months ended March 31, 2024	Three months ended March 31, 2023
Net cash provided by / (used in) operating activities	2,296	(4,060)
Net cash used in investing activities	(3,750)	(52,135)
Net cash (used in) / provided by financing activities	(3,291)	6,264

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of eight dry bulk vessels with an aggregate cargo carrying capacity of 922,054 dwt. Upon the completion of the delivery of the M/V Nisea and sale of the M/V Oasea, the Company’s operating fleet will consist of three Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 922,072 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness or to pay dividends; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine or Israel and Palestine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com